Exhibit 99.1

PRESS RELEASE

Cellectis S.A. Reports Results from Annual General Meeting

Held on June 26, 2018

June 27, 2018 (4:30pm CEST) – New York (N.Y.) – Cellectis S.A. Annual General Meeting (Euronext Growth: ALCLS – Nasdaq: CLLS) was held on Tuesday, June 26, 2018 in Paris, at its head office.

At the meeting, during which more than 64% of voting rights were exercised, all the resolutions for which the management recommended a vote in favor, were adopted.

The resolutions adopted by Cellectis’ shareholders included notably:

•	Approval of the annual financial statements for the financial year ended December 31, 2017;

•	Approval of the consolidated financial statements for the financial year ended December 31, 2017.

•	Renewal of the term of office of Director of Mr. André Choulika, Mr. David Sourdive and Mr. Alain Godard;

•	Renewal of the term office of Ernst & Young et Autres, and J.M.H. Conseil as Company’s Statutory Auditors.

The full results of the vote can be examined on the company’s website www.cellectis.com/en/investors/general-meetings/

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 18 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:

Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com

Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:

Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

###